 HORIZON SPACE ACQUISITION I CORP.

November 29, 2022

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Horizon Space Acquisition I Corp. Draft Registration Statement on Form S-1 Submitted September 27, 2022 CIK No. 0001946021

Dear Mr. Ruairi Regan:

This letter is in response to the letter dated October 24, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Horizon Space Acquisition I Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form S-1 filed December 22, 2021

Draft Registration Statement on Form S-1 - Risk Factors Summary, page 32

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Please revise your summary risk factors on pages 33 - 34 to include specific cross references, with page numbers, to the more detailed discussion elsewhere in the prospectus of each of the risks of doing business in China you mention here.

Response: In response to the Staff’s comments, we revised our disclosures in include specific cross references to specific risk factors of doing business in China on page 33 and 34 of the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2999.

[Signature Page Follows]

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Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]

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